Evolving Gold Signs Third Nevada Drill Contract; Drilling Initiated on
Nevada Gold Portfolio

November 7, 2007, Vancouver, British Columbia: Evolving Gold Corp. (TSX-V:EVG) (OTCBB: EVOGF) (FSE:EV7) (the “Company”) is pleased to announce it has signed a third contract for exploration drilling on their portfolio of southwest U.S. gold prospects. Evolving has begun drilling on their Sheep Creeks property, comprising approximately 38,000 acres and situated approximately 35 kilometers north of the town of Battle Mountain, Nevada. The reverse circulation drilling has been contracted from WDC Wells and Exploration.

The Sheep Creeks property is a covered target where gravity and other data indicate that potentially gold-bearing basement rocks lie at relatively shallow depths. A total of 11 holes are planned, comprising approximately 15,000 feet of reverse circulation drilling in total.

A second reverse circulation drilling program, to be carried out by Diversified Drilling, is set to begin later this month at the Company’s Fisher Canyon project, located in the Humboldt Range, also in north-central Nevada.

Drilling at Fisher Canyon will be followed by a much larger drill program at the Company’s Siesta gold prospect, covering approximately 18 kilometers of strike length between the past-producing Sleeper gold deposit and Fronteer Development’s (formerly New West Gold) Sandman discoveries.

Meanwhile, a third drill is carrying out diamond drill testing of the Company’s Malone gold-silver prospect located near the Tyrone porphyry copper deposit in New Mexico.

Evolving Gold currently holds 12 gold projects, totaling over 100,000 acres, mainly located in the gold-bearing trends of north-central Nevada and has planned and budgeted for drill testing of all of the projects in its expanding portfolio.

About Evolving Gold Corp.
Evolving Gold Corp. is an emerging gold exploration and development company focused on building value through the acquisition and exploration of prospective gold prospects in the southwestern United States. The Company is actively exploring 12 separate gold properties, primarily in known, producing gold trends in the state of Nevada. Evolving recently signed an LOI to enter into an agreement with Newmont Mining Corporation concerning an exploration partnership on four prospective gold properties located within the prolific Carlin Gold Trend (see press release dated October 2nd, 2007). In total, Evolving holds over 100,000 acres of exploration lands in Nevada, Wyoming and New Mexico.

In compliance with National Instrument 43-101 (“NI 43-101”) Lawrence A. Dick, Ph.D., P.Geo. is the Qualified Person responsible for the accuracy of this news release.

For more information visit www.evolvinggold.com.

On Behalf of the Board of Directors
EVOLVING GOLD CORP.

“Lawrence A. Dick”
Lawrence A. Dick, Ph.D., P.Geo.
President and Director

FOR MORE INFORMATION, PLEASE CONTACT:

Evolving Gold Corp.
Robert Bick,
Chief Executive Officer: robert@evolvinggold.com
Direct (604) 639-0432
Toll free 1-866-604-3864
www.evolvinggold.com

OR

Renmark Financial Communications Inc
Christopher Wells: cwells@renmarkfinancial.com
James Buchanan: jbuchanan@renmarkfinancial.com
Tel.: (514) 939-3989
Fax: (514) 939-3717
www.renmarkfinancial.com

OR

Excelsior Communications Inc.
Miranda Bradley, Managing Partner
miranda@excelsiorcommunications.com
Direct (416) 860-2509
www.excelsiorcommunications.com

FORWARD LOOKING STATEMENTS: This document includes forward-looking statements as well as historical information. Forward-looking statements include, but are not limited to, the continued advancement of Evolving’s general business development, research development and Evolving’s development of mineral exploration projects. When used in this document, the words “anticipate”, “believe”, “estimate”, “expect”, “intent”, “may”, “project”, “plan”, “should” and similar expressions may identify forward-looking statements. Although Evolving Gold Corp. believes that their expectations reflected in these forward looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statement. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Evolving’s mineral deposit(s), fluctuations in the marketplace for the sale of minerals, the inability to implement corporate strategies, the ability to obtain financing and other risks disclosed in our annual report on Form 20F filed with the U.S. Securities and Exchange Commission and filings made with the Canadian Securities Regulations.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Suite 725 – 666 Burrard Street, Vancouver, B.C., Canada, V6C 2X8
Tel. 604 685-6375   Fax. (604) 909-1163   Email: info@evolvinggold.com   Web:www.evolvinggold.com
TSX-V: EVG     OTC-BB: EVOGF